Mail Stop 3561

May 11, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

>   **Re: Primo Water Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 23, 2010**
>   **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In our prior comments, where we asked you to explain or provide an analysis of your accounting, your responses were often too brief and did not fully address all points raised within our comments. To reduce the number of additional comments, where we ask you to explain or provide an analysis of your accounting, your response should describe the relevant transaction in detail, reference the specific accounting literature that you are following, and explain in detail how your transaction and accounting comply with the guidance in that accounting literature. Additionally, you should ensure that your response addresses all points raised within our comments prior to submitting your response letter.

2. We note your response to comment 17 in our letter dated April 9, 2010 and the related revisions to your document regarding the redemption and conversion of your Series B preferred stock. We note that immediately prior to the closing of the offering, 50% of the outstanding Series B preferred stock will be converted into common stock at a ratio to be calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the IPO price. We also note that immediately following the closing of this offering, 50% of the Series B preferred stock will be

redeemed for cash from proceeds from the offering. We have the following
comments:

- Please explain how the conversion of your Series B preferred stock into common
stock will occur given your disclosure on page F-17 which states that your Series
B preferred stock is non-convertible. Please tell us whether your agreement was
modified subsequent to year end to allow for conversion and, if so, tell us how
you accounted for the modification. Please revise your disclosures in an
appropriate location in your filing, such as your financial statements, to disclose
this information.
- Please tell us how you determined the conversion ratio and why 90% of the IPO
price was used.
- Please explain whether all or a portion of your Series B preferred stock was
redeemable at December 31, 2009, or whether your stock agreement was
modified subsequent to year end to allow for redemption, and revise your
disclosures in an appropriate location in your filing, such as your financial
statements, to disclose this information. Additionally, please tell us how you
determined it was appropriate to classify your Series B preferred stock within
equity given this redemption feature, and tell us the specific accounting guidance
you are relying upon in reaching this conclusion.
- Please revise your disclosures to indicate whether you intend to pay any
cumulative but unpaid dividends prior to the offering or if the accrued dividends
will be converted and redeemed with the Series B preferred stock.

Industry and Market Data

3. We note your response to comment 5 in our letter dated April 9, 2010. Please delete the
second sentence of this section to eliminate the implication that you are not
responsible for the accuracy of the information you elect to include in your
prospectus.

Prospectus Summary – Our Business, page 1

4. We are unable to locate your revised disclosure in response to the sixth and seventh
bullet points of comment 9 in our letter dated April 9, 2010 in the Prospectus
Summary. Please revise your disclosure accordingly to clarify the description of your
business. In the first sentence in the third paragraph, please also disclose how many of
your distribution operations are company owned.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 33</u>

<u>Results of Operations, page 34</u>

5. We note your analysis of net sales for your Products segment on page 36. You
    indicate that net sales for this segment increased approximately 66% in 2009,
    primarily due to a greater than 100% increase in the number of retail locations
    offering your water dispensers. Based on this disclosure, it appears that the net sales
    per retail location decreased in 2009, and it is unclear why this occurred. Please
    revise your analysis to clarify why management believes this decrease in dispenser
    net sales per retail location occurred and whether you expect this to be a continuing
    trend in the near future.

6. You indicate elsewhere in your filing, including page one, that your customers
    purchase an average of 35 bottles of water annually. Your analysis of net sales for
    2009 indicates that during 2009 you sold 272,000 water dispenser units and 3.85
    million water bottle units, which indicates an average annual purchase of 14 bottles of
    water per dispenser. Similarly, your analysis of net sales of 2008 indicates that
    during 2008 you sold 177,000 water dispenser units and 3.2 million water bottle units,
    which indicates an average annual purchase of 18 bottles of water per dispenser.
    These average annual purchases of bottles of water are even lower when you consider
    dispensers that were sold in prior years. Please explain to us how you reconcile these
    disclosures within your analysis of net sales to your disclosures elsewhere that your
    customers purchase an average of 35 bottles of water annually. If the 35 bottles of
    water statistic assumes that your customers own multiple water dispensers, you
    should revise your disclosures in the appropriate locations in your filing to clarify
    this.

<u>Liquidity and Capital Resources, page 38</u>

<u>Adequacy of Capital Resources, page 40</u>

7. In response to comment 23 in our letter dated April 9, 2010, you revised your
    disclosure to state that "as of March 31, 2010, [you] had no material commitments for
    capital expenditures." However, you also state that you believe your cash, offering
    proceeds, funds available under your credit facility and future cash flows "will be
    sufficient to meet [your] currently anticipated working capital and capital expenditure
    requirements for at least the next twelve months." Please revise your disclosure to
    discuss your "currently anticipated working capital and capital expenditure
    requirements."

8. We have reviewed your response to comment 26 in our letter dated April 9, 2010.
    We note that you *anticipate* amending and extending your revolving credit facility

prior to its June 30, 2010 expiration. We also note that you *anticipate* having a positive cash balance due to proceeds from the offering and future cash flows from operations. Given these uncertainties, please discuss the significance of each of these factors to your cash needs for the next twelve months, and in doing so, expand your disclosure to discuss the adequacy of your cash flows if one or more of these events do not transpire.

Critical Accounting Policies and Estimates, page 42

Stock-Based Compensation, page 43

9. We note your revisions in response to comments 18, 19 and 20 in our letter dated April 9, 2010. Please continue to update your discussion of how you determined the fair value of your common stock for recent equity issuances. In this regard, we note from your disclosures under Item 15 on page II-2 that you issued restricted stock and stock options during the first quarter of 2010, and we assume that these equity issuances were valued based upon the valuation obtained in December 2009. You should also briefly discuss the methodologies and assumptions used by the valuation expert in this valuation.

Business, page 45

Our competitive strengths, page 47

Benefit from Management's Proven Track Record, page 49

10. We note your statement that at the time of its sale, "Blue Rhino was the market leader of propane grill cylinder exchange." Please revise this language in accordance with the second bullet of comment 8 in our letter dated April 9, 2010.

Growth Strategy, page 49

Drive Consumer Adoption Through Innovative Water Dispenser Models , page 50

11. We note your statement that you believe you "became the leading seller of water dispensers to retailers within less than two years" of your entry into the market. Please revise this language in accordance with the sixth bullet of comment 8 in our letter dated April 9, 2010.

Management, page 64

12. We note that Messrs. Belmont and Boydston are not included in your list of current directors and executive officers, although they are identified as named executive

officers on pages 71 and 101 and as executive officers on page 98. Please advise or revise.

Potential Payments Upon Termination or Change of Control, page 82

13. Please describe the specific circumstances that would trigger Change of Control payments, including whether your initial public offering is one such set of circumstances. See Item 402(j)(1) of Regulation S-K.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 101

14. We note your response to comment 35 in our letter dated April 9, 2010. Please clarify the following:

- If any of your affiliates have any management or board representation at Prima, please disclose.
- Disclose the percentage ownership in Prima held by your affiliates.
- Disclose the approximate dollar value of the amount involved in the license agreement with Prima.

15. We note in your response to comment 35 in our letter dated April 9, 2010 that you provided "limited information" to the stockholders regarding the spin-off. Please tell us in greater detail what type of information was provided to the stockholders and why you believe this information was "adequate." Please also tell us whether Prima has any significant operations or assets.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

16. We have reviewed your response to comment 39 in our letter dated April 9, 2010 and the related revisions to your statement of operations for 2008. As these revisions resulted in material changes to the net loss attributable to common shareholders and loss per share for 2008, it is unclear to us why you did not present these revisions as corrections of an error resulting in a restatement of your financial statements. Please provide us with your analysis under ASC 250-10 supporting your current presentation, or revise to present these revisions as a correction of an error.

Notes to Consolidated Financial Statements, page F-7

Note 1. Description of Business and Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

17. We note your response to comment 40 in our letter dated April 9, 2010 and have the following additional comments:

- To assist us in understanding your return policy for water dispensers, please confirm to us, if true, that you only provide refunds or credit for returns, and that you do not repair or replace damaged or defective water dispensers.
- Your response does not appear to address the final sentence of our prior comment; therefore, we reissue that portion of our comment. Tell us whether the amount of your provision for returns has varied significantly during the periods covered by your financial statements, and if so, how you considered quantifying your provision and discussing these fluctuations somewhere appropriate in your filing.

18. We note your revisions in response to comment 41 in our letter dated April 9, 2010 and have the following additional comments:

- The accounting for exchange transactions of your bottled water remains unclear to us. Please tell us the specific accounting guidance you are relying upon and how you determined that your accounting for these transactions complies with the guidance in that accounting literature. Merely stating that you have recognized revenue in accordance with ASC Topic 605, Revenue Recognition, is not an adequately detailed explanation of your accounting.
- Please explain to us in more detail the "certain incentives" that are offered to your customers and your basis for netting these incentives against net sales. Please revise your disclosure in the last paragraph of your accounting policy to provide an expanded explanation of this matter to your investors.
- Also, we note your disclosure throughout your filing that you include a coupon for a free three or five gallon bottle of Primo purified water with each sale of a water dispenser. Please tell us how you account for the free bottle of water and how you considered the guidance in ASC 605-50-45-3.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile